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RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES SUSTAINS FAST PACE IN ANOTHER HIGH-PERFORMANCE QUARTER

London, UK, 8 May 2006 (LSE:RRS)(Nasdaq:GOLD) — London and Nasdaq listed gold miner Randgold Resources posted a solid net profit of US$13 million for the March quarter on the back of an increase in profit from mining to US$33 million, resulting from its new Loulo gold mine and a higher gold price.

Reporting its results today, the company said the second phase of the Loulo plant — threatened with derailment by a defaulting contractor — was back on track for completion towards the end of the second quarter. Meanwhile Loulo’s Phase 1 throughput, recoveries and costs before additional costs relating to temporary crushing were in line with expectations, and production of 64 677 ounces in the mine’s first full quarter of operation was on target.

Planning for the underground developments to complement Loulo’s existing open-pit operations progressed with the completion of the detailed design and production scheduling of the Yalea underground section. A contractor will be appointed next month and main decline development is due to start towards the end of 2006, with the first stoping ore likely to be accessed by the end of 2007. The underground development plan for, the Loulo 0 section is receiving its finishing touches as well.

The company’s Morila joint venture also put in a good performance, with the plant expansion reaching the designed throughput for the first time. This 11% increase in throughput partially compensated for the expected grade decline and production for the quarter was a satisfactory 135 779 ounces.

Chief executive Dr Mark Bristow said a particularly significant aspect of what had generally been a challenging but good quarter was the increase to 56% in the reserve-to-resource ratio at Loulo.

‘‘While the discovery of new ounces is important, it’s the conversion of these resources to reserves that is really critical in creating value. We have been very successful in converting the Yalea resources to reserves as a result of the deep drilling programme and the completion of the detailed underground mine plan,’’ he said. Exploration within the Loulo region continued to highlight the potential for further extensions to the known orebodies as well as identifying new deposits.

Reserve replacement was also achieved at Morila, where an infill and resource extension drilling programme has produced an additional 510 000 ounces of reserves and has increased the proportion of reserves in the higher-confidence proven category from 50% to 70%. Bristow noted that much of the depletion of the resource through mining in 2005 had been replaced by the year-end and said the positive results from the Morila exploration initiative had confirmed the company’s belief in the further prospectivity of this area.

The prefeasibility-stage Tongon project in the Côte d’Ivoire, which has the potential to become Randgold Resources’ third mine, is being revived in anticipation of that country’s return to political stability following the general elections scheduled for later this year. A Randgold Resources team has moved onto site to finalise plans for a 10-borehole tactical drilling project which will form the basis for planning the final feasibility drilling programme. If the outcome to the elections is satisfactory, the company plans to complete the final feasibility study within two years. In the meantime it has been granted two new permits in the south of the country and has started early-stage reconnaissance work there.

Maintaining its strong focus on exploration, Randgold Resources is set to drill in seven project areas in five countries. In addition to the continuing hunt for new ounces at and around Loulo and Morila, and the tactical programme at Tongon, several additional targets have been lined up for drilling in Senegal while a four-hole drilling programme has been completed at Kiabakari in Tanzania. The company is also progressing early stage exploration programmes in Burkina Faso and Ghana.

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RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Roger Williams	Kathy du Plessis
+44 779 775 2288 +27 82 800 4293 +223 675 0122	+44 791 709 8939 +27 83 308 9989 +223 675 0109	+27 11 728 4701 Fax: +27 11 728 2547* Cell: +27 (0) 83 266 5847 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process initiated by Loulo against MDM and a purported counterclaim by MDM. Other potential risks and uncertainties include risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such other risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed in amended form with the United States Securities and Exchange Commission (the ‘SEC’) on 27 October 2005. Randgold Resources assumes no obligation to update information in this release. Cautionary note to US investors: the ’SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘‘resources’’, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.